Exhibit 99.1

Agreement to Establish Digital Currency Investment Company Partnership

SHANGHAI, December 3rd, 2024 – MultiMetaVerse Holdings Limited (NASDAQ: MMV) (“MMV” or the “Company”), a leading animation and entertainment company for young consumers in China, announced that it has reached an agreement with Zhao Mingwei (“Big Bear”) and Li Yuanfeng to jointly establish a joint - venture in Hong Kong, leveraging their respective resources to Bitcoin and Bitcoin mining machines.

According to the agreement, MMV will hold 80% of the shares of the to-be-formed joint - venture company, Zhao Mingwei will hold 10% of the shares, and Li Yuanfeng will hold the remaining 10%. The board of directors will be composed of executives appointed by the three parties. The new company will purchase Bitcoin and purchase Bitcoin mining machines.

The joint venture company plans to achieve Party B and Party C to invest 500 Bitcoins legally owned by them by June 2025 and 1,000 bitcoins before December 2025 to make the joint venture company legally own the assets.

MMV will issue Party B and Party C 1 million shares each, subject to the condition that (i) the closing share price of MMV on Nasdaq exceeds US$1.00 within 2 months after the announcement of the signing of this agreement, and (ii) either (x) the closing price is not less than US$1.00 for more than 10 consecutive trading days on Nasdaq during those two months, or (y) the number of Bitcoin invested by the joint venture company is not less than 50. Otherwise, MMV will cancel the shares issued to Party B and Party C.

Zhao Mingwei (“Big Bear”), is a well - known financial blogger in China and an expert in digital currency. He is the founder of Xiongke Group and the author of “IP Wealth Creation Field”. He has over 10 million financial fans across his whole network in China. He has invested in projects such as Haowen International (HK: 08019), Caitang (acquired by Proya · SH: 603605), Guanyi Cloud Computing (acquired by Kingdee · HK: 00268).

Li Yuanfeng, is a well - known angel investor in China, an expert in the application of blockchain technology, the former founder of Zhiyue Media (China) Holdings Co., Ltd., a former partner in Falcon Venture Capital, and a serial entrepreneur. He was named as the “Most Discovering Investor in China’s Sharing Economy” by 36Kr. He was an early investor in projects such as Mipao, Delicious Life, Yuanding, Huifenqi, and Werewolf Kill, and an investor in the pre - IPO round of Inke. He has rich experience in the venture capital field.

Xu Yiran, Chairman and Chief Executive Officer of MMV, said, “We are pleased to join hands with two well - known blockchain and digital currency experts in China to work with us to develop our company’s new business. The new company will focus on investing in Bitcoin globally.”

Zhao Mingwei (“Big Bear”) said, “Digital currency is one of the important investment targets in the global future and is worthy of in - depth research. Digital assets are a product of the pursuit of international market integration after the deepening of economic globalization, which initiates changes and challenges to the real economy level and the financial system in the industry. Of course, huge opportunities also coexist.”

Li Yuanfeng said, “I believe that once Bitcoin reaches $100,000, it will be more appealing to a mainstream audience. By entering the market before Bitcoin achieves the $100,000 threshold, I believe that we will be able to benefit from future price appreciation. “

About MultiMetaVerse Holdings Limited

MultiMetaVerse Holdings Limited (NASDAQ: MMV) is an animation and entertainment company dedicated to providing high - quality, immersive entertainment experiences through original, user - generated content and professional user - generated content. MMV started producing animations under its signature brand Aotu World in 2015. With its inspiring storylines and unique graphic styles, it is especially popular among young audiences in China. By leveraging its established user base, MMV has built a diversified product portfolio, including animated content, comics, short videos, collectibles, stationery, consumer products, and mobile games under the Aotu World brand. It has also developed and expanded new brands, stories, and characters, such as Neko Album.

Safe Harbor Statements

This press release contains forward-looking statements which generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s inability to implement its business plans, identify and realize additional opportunities, or meet or exceed its financial projections and changes in the regulatory or competitive environment in which the Company operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F and other documents filed or to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit https://www.multi - metaverse.com/.

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MultiMetaVerse Holdings Limited

Investor Relations

Email: ir@multi - metaverse.com